Exhibit 21.1

LIST OF SUBSIDIARIES OF BRIDGEWATER BANCSHARES, INC.

Subsidiary	Organized Under Laws of
Bridgewater Risk Management, Inc.	Nevada
Bridgewater Bank	Minnesota
Subsidiaries of Bridgewater Bank: Bridgewater Investment Management, Inc. BWB Holdings, LLC	Minnesota Minnesota